UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): January 18, 2018

LHC GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-33989	71-0918189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

901 Hugh Wallis Road South, Lafayette, LA 70508

(Address of Principal Executive Offices) (Zip Code)

(337) 233-1307

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

LHC Group, Inc. (the “Company”), in consultation with Almost Family, Inc. (“Almost Family”), voluntarily withdrew its Premerger Notification and Report Form (the “HSR Filing”), effective January 18, 2018, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the Company’s proposed merger with Almost Family. The Company re-filed the HSR Filing on January 22, 2018 in order to restart the initial waiting period under the HSR Act and to provide the U.S. Federal Trade Commission (the “FTC”) additional time to review the proposed transaction.

The Company and Almost Family have been working cooperatively with the FTC as it conducts its review of the proposed transaction, and will continue to do so. While the Company and Almost Family expect to obtain this required antitrust clearance, the Company cannot assure whether such clearance will be obtained, the timing of any such clearance, and whether any conditions might be imposed on the Company as a condition of such clearance.

In addition to the expiration or termination of the applicable waiting period under the HSR Act, completion of the transaction remains subject to the satisfaction or waiver of other closing conditions, including, but not limited to, approval by the stockholders of both the Company and Almost Family. Subject to the satisfaction of these closing conditions, the Company continues to expect to complete the transaction in the first half of 2018.

Additional Information And Where To Find It

The proposed transaction between the Company and Almost Family will be submitted to the respective stockholders of the Company and Almost Family for their consideration. The Company has filed on December 21, 2017 with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of the Company and Almost Family that also constitutes a prospectus of the Company. These materials are not yet final and will be amended. After such time as the registration statement on Form S-4 has been declared effective by the SEC, the Company and Almost Family will mail the joint proxy statement/prospectus to their respective stockholders when it becomes final. The Company and Almost Family also plan to file other documents with the SEC regarding the proposed transaction. This report is not a substitute for any prospectus, proxy statement or any other document which the Company or Almost Family may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND ALMOST FAMILY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS ONCE IT IS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ALMOST FAMILY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about the Company and Almost Family, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. The Company and Almost Family make available free of charge at www.lhcgroup.com and www.almostfamily.com, respectively (in the “Investor” or “Investor Relations” section, as applicable), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

The Company, Almost Family, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and Almost Family in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Information about the directors and executive officers of Almost Family is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 7, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This report is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between the Company and Almost Family or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This report, and the documents incorporated herein by reference, contain “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of the Company and Almost Family. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The closing of the proposed transaction is subject to the approval of the stockholders of the Company and Almost Family, regulatory approvals and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction, including anticipated synergies and cost savings and future financial and operating results; the Company’s and Almost Family’s plans, objectives, expectations, projections and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to the Company and Almost Family and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these risks, uncertainties and factors include, but are not limited to: the risk that the Company or Almost Family may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that required stockholder approvals may not be obtained; the risks that the other condition(s) to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the transaction. With respect to the businesses of the Company and/or Almost Family, including if the proposed transaction is consummated, these risks, uncertainties and factors include, but are not limited to: changes in, or failure to comply with, existing government regulations that impact the Company’s and/or Almost Family’s businesses; legislative proposals for healthcare reform; the impact of changes in future interpretations of fraud, anti-kickback, or other laws; changes in Medicare and Medicaid reimbursement levels; changes in laws and regulations with respect to Accountable Care Organizations; changes in the marketplace and regulatory environment for Health Risk Assessments; decrease in demand for the Company’s or Almost Family’s services; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, joint venture and other partners, competitors, management and other employees, including the loss of significant contracts or reduction in revenues associated with major payor sources; ability of customers to pay for services; risks related to any current or future litigation proceedings; potential audits and investigations by government and regulatory agencies, including the impact of any negative publicity or litigation; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; increased competition from other entities offering similar services as offered by the Company and Almost Family; reliance on and integration of information technology systems; ability to protect intellectual property rights; impact of security breaches, cyber-attacks or fraudulent activity on the Company’s or Almost Family’s reputation; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the risks associated with the combined company’s expansion strategy, the successful integration of recent acquisitions, and if necessary, the ability to relocate or restructure current facilities; and the potential impact of an economic downturn or effects of tax assessments or tax positions taken, risks related to goodwill and other intangible asset impairment, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in the Company’s and Almost Family’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the SEC.

Many of these risks, uncertainties and assumptions are beyond the Company’s or Almost Family’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither the Company nor Almost Family undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Neither the Company nor Almost Family gives any assurance (1) that either the Company or Almost Family will achieve its expectations, or (2) concerning any result or the timing thereof. All subsequent written and oral forward-looking statements concerning the Company, Almost Family, the proposed transaction, the combined company or other matters and attributable to the Company or Almost Family or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LHC GROUP, INC.

Date: January 22, 2018	By:	/s/ Joshua L. Proffitt
Joshua L. Proffitt
Executive Vice President, Chief Financial Officer and Treasurer